VENTURA ASSETS LIMITED
                              2241 Flintridge Drive
                           Glendale, California 91206
                            Telephone: (818) 424-0219



October 6, 2008


United States Securities and Exchange Commission
Washington, D.C. 20549

Attn. Matthew Crispino


Dear Mr. Crispino:

         Re: Ventura Assets Limited
         Registration Statement on Form S-1 / Amendment No.2
         File No. 333-152976

Thank you for your letter of October 6, 2008 to which we hereby respond.

We have today filed Amendment No. 2 to the above captioned Registration Statement. This amendment, we believe, fully addresses the issues of your letter. Additionally, we will address these issues in the order as they were stated.

Comment:

Item 17. Undertakings, page 40
------------------------------

1. We note that you did not include the undertaking required by Item 512(h) of regulation S-K in your revised Item 17 disclosure, nor did you provide an explanation in your response letter of why you did not include the undertaking. Therefore, we reissue comment 9 of our September 8, 2008 letter. Also, please advise why you have included the proviso in Item 512(a)(1)(iii)(B) and the undertaking in Item 512(a)(6) in your amended registration statement, as neither appears to apply to this offering.

Answer
------

Please refer to amended Item 17.

Exhibit 5.1
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2.   The legality opinion expresses its opinion as to the "corporate laws of the
     State of Colorado,". Please submit a revised legality opinion that states that the opinion's reference and limitation to the corporate laws of Colorado include the statutory provisions and also all applicable provisions of the Colorado Constitution and the reported judicial cases interpreting those laws currently in effect.

United States Securities and Exchange Commission
October 6, 2008

Page two


Answer
------

Please refer to amended Exhibit 5.1.

Trusting our responses will prove satisfactory, we look forward to your confirmation of the effectiveness of this Amendment.

Yours truly,

/s/ Hasmik Yaghobyan
--------------------
Hasmik Yaghobyan
Director, Chief Financial Officer, Chief Accounting Officer,
Treasurer and Secretary